UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

StarTek, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

85569C107

(CUSIP Number)

January 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 85569C107

1.	Names of Reporting Persons Daniel M. Gottlieb

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 970,537 (1) (2)

	6.	Shared Voting Power 57,500 (1) (3)

	7.	Sole Dispositive Power 970,537 (1) (2)

	8.	Shared Dispositive Power 57,500 (1) (3)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,028,037 (1) (2) (3)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.3% (4)

12.	Type of Reporting Person (See Instructions) IN

(1) The number of shares reported as beneficially owned as of April 20, 2018.

(2) This number includes shares held by (a) G&L Regents Court, LLC, a limited liability company of which Mr. Gottlieb is the managing member, and (b) The DMG Family, LLC, a limited liability company of which Mr. Gottlieb is the sole manager.

(3) This number includes shares held by Susan I. Gottlieb.

(4) As of the date of this filing, based on 16,199,122 shares of common stock of StarTek, Inc. (the “Issuer”) outstanding as of March 12, 2018, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 filed with the U.S. Securities and Exchange Commission on March 16, 2018.

CUSIP No. 85569C107

1.	Names of Reporting Persons Susan I. Gottlieb

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 57,500 (1)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 57,500 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 57,500 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.4% (2)

12.	Type of Reporting Person (See Instructions) IN

(1) The number of shares reported as beneficially owned as of April 20, 2018.

(2) As of the date of this filing, based on 16,199,122 shares of common stock of the Issuer outstanding as of March 12, 2018, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 filed with the U.S. Securities and Exchange Commission on March 16, 2018.

CUSIP No. 85569C107

1.	Names of Reporting Persons G&L Regents Court, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 50,000 (1)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 50,000 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 50,000 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.3% (2)

12.	Type of Reporting Person (See Instructions) OO

(1) The number of shares reported as beneficially owned as of April 20, 2018.

(2) As of the date of this filing, based on 16,199,122 shares of common stock of the Issuer outstanding as of March 12, 2018, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 filed with the U.S. Securities and Exchange Commission on March 16, 2018.

CUSIP No. 85569C107

1.	Names of Reporting Persons The DMG Family, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 115,000 (1)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 115,000 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 115,000 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.7% (2)

12.	Type of Reporting Person (See Instructions) OO

(1) The number of shares reported as beneficially owned as of April 20, 2018.

(2) As of the date of this filing, based on 16,199,122 shares of common stock of the Issuer outstanding as of March 12, 2018, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 filed with the U.S. Securities and Exchange Commission on March 16, 2018.

Item 1.
	(a)	Name of Issuer StarTek, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 8200 E. Maplewood Ave., Suite 100 Greenwood Village, Colorado 80111

Item 2.
	(a)	Name of Person Filing Daniel M. Gottlieb Susan I. Gottlieb G&L Regents Court, LLC The DMG Family, LLC
	(b)	Address of Principal Business Office or, if none, Residence 439 North Bedford Drive Beverly Hills, CA 90210
	(c)	Citizenship Daniel M. Gottlieb – United States Susan I. Gottlieb – United States G&L Regents Court, LLC – Delaware The DMG Family, LLC – Delaware
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 85569C107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with § 240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution:____________________________

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: Daniel M. Gottlieb - 1,028,037 Susan I. Gottlieb - 57,500 G&L Regents Court, LLC - 50,000 The DMG Family, LLC - 115,000
(b) Percent of class: Daniel M. Gottlieb - 6.3% Susan I. Gottlieb - 0.4% G&L Regents Court, LLC - 0.3% The DMG Family, LLC - 0.7%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote Daniel M. Gottlieb - 970,537 Susan I. Gottlieb - 0 G&L Regents Court, LLC - 0 The DMG Family, LLC - 0
(ii) Shared power to vote or to direct the vote Daniel M. Gottlieb - 57,500 Susan I. Gottlieb - 57,500 G&L Regents Court, LLC - 50,000 The DMG Family, LLC - 115,000
(iii) Sole power to dispose or to direct the disposition of Daniel M. Gottlieb - 970,537 Susan I. Gottlieb - 0 G&L Regents Court, LLC - 0 The DMG Family, LLC - 0
(iv) Shared power to dispose or to direct the disposition of Daniel M. Gottlieb - 57,500 Susan I. Gottlieb - 57,500 G&L Regents Court, LLC - 50,000 The DMG Family, LLC - 115,000

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
N/A

Item 8.	Identification and Classification of Members of the Group
See Exhibit B.

Item 9.	Notice of Dissolution of Group
N/A

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a–11.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Daniel M. Gottlieb
Daniel M. Gottlieb

/s/ Susan I. Gottlieb
Susan I. Gottlieb

G&L Regents Court, LLC

By:	/s/ Daniel M. Gottlieb
Daniel M. Gottlieb, Managing Member

The DMG Family, LLC

By:	/s/ Daniel M. Gottlieb
Daniel M. Gottlieb, Manager

Date: April 24, 2018

Exhibit List

Exhibit A.                                          Joint Filing Agreement

Exhibit B.                                          Item 8 Statement